

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

December 15, 2017

Turid M. Sorensen
Chief Financial Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re: Nordic American Tankers Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 001-13944**

Dear Mr. Sorensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that on June 22, 2017 and December 12, 2017 you filed on Forms 6-K your 2017 first and third quarter earnings releases, respectively. We also note that your website provides an earnings release to your investors for the second quarter of 2017. Please file your second quarter 2017 earnings release on Form 6-K. Refer to General Instruction B of Form 6-K.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 3 — Key Information

D. — Risk Factors, page 4

From time to time, our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock, page 11

2.   In your letter to us dated August 15, 2015, you described your vessels' calls on ports in Sudan. You disclose in the Form 20-F that your vessels may, on charterers' instructions, call on ports in Sudan. Sudan is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. export controls. You do not discuss in the Form 20-F contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan since the referenced letter, whether through subsidiaries, charterers, or other direct or indirect arrangements. You should describe any goods, services or fees you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

3.   Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period.

Item 5 — Operating and Financial Review and Prospects, page 32

H. — Critical Accounting Policies, page 39

Vessel Impairment, page 41

4.   We note that your estimates of TCE use average estimated day rates provided by Marex for the first and second year and the average 15-year Suezmax Earnings Trend from Clarksons for the years thereafter.   We also note that both are adjusted to estimate the actual TCE used to estimate the impairment of your vessels. Please tell us and revise your future filings to discuss the following:
- your methodology of weighting these rates, including whether you considered a probability-weighted approach as discussed at ASC 360-10-35-30
- any adjustments made to your final determination of actual TCE
- why you use different sources for your rates in the first and second year assumptions as comparaed to the years thereafter
- whether you consider inflation in your projections for operating expenses; and
- your consideration of the possible sale of your vessels given the challenging market and the event of default on your credit facility per ASC 360-10-35-30.
It would be helpful if you could provide us with an example of your calculation of actual TCE.

Goodwill, page 43

5.   We note that you have one reporting unit with goodwill attributed to it. We also note that you performed a goodwill impairment assessment as of December 31, 2016 using an income valuation approach and the estimated fair value of your reporting unit exceeded its carrying value. We note from your accounting policy on page F-13 (Goodwill) that you use a discounted cash flow model to determine the fair value of a reporting unit unless there is a readily determinable fair market value. Further, we note that your market capitalization was lower than the book value of stockholders' equity at December 31, 2016. Please respond to the following:

- Tell us and revise your future filings to disclose the percentage by which the fair value of the reporting unit exceeded the carrying value.
- Tell us and revise your future filings to disclose the assumptions and estimates used in step one of your goodwill impairment test (e.g. discount rate), include an explanation to us of why you believe these assumptions are reasonable.
- Tell us and revise your future filings to disclose the following related to the aforementioned key assumptions: (i) the degree of uncertainty associated with these key assumptions; and (ii) a sensitivity analyses that demonstrates how changes in each key assumption would impact your estimate of the fair value of the reporting unit.
- Please tell us why you did not use the market approach in your valuation analysis. Refer to ASC 350-20-35-24.
- Provide us with a reconciliation of the aggregate fair value of your reporting unit to your market capitalization as of December 31, 2016.

Please refer to Item 5.D of Form 20-F and Section V of SEC Release No. 33-8350.

Exhibits, page 71

6.   Please file as an exhibit the revolving credit facility referenced on pages 37 and F-21. We also note that this credit facility is identified as a material contract on page 55.

Consolidated Balance Sheets as of December 31, 2016 and 2015, page F-6

7.   We note from your disclosure on page F-21 (Credit Facility) that you are in default with a debt covenant under your credit facility (i.e., the security covenant ratio). In light of this default, your creditor has provided you with a waiver which lowers the requirements under this ratio until May 31, 2018. Please respond to the following:

- Tell us how you considered whether or not this credit facility should be classified as a current liability. Refer to ASC 470-10-45-11 for guidance and ASC 470-10-55-2 for an illustration.
- Separately, tell us and revise future filings to disclose whether or not this debt is currently callable by your lenders, and if not; explain to us and disclose in future filings the circumstances which would allow your lenders to call this debt.

8.   Additionally, given the default on your debt covenant and the material weakness related to the application of ASU 2014-15, please tell us your consideration to provide disclosures pursuant to ASC 205-40-50-12. We note that default on a loan is an example of an adverse condition and event that may raise substantial doubt about an entity's ability to continue as a going concern per ASC 205-40-55-2. If you concluded that the default and/or other adverse conditions and events did not raise to the level of substantial doubt, then please provide us with your analysis that led to this conclusion and cite any relevant guidance considered.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickle at (202) 551-3324 or John D. Brown at (202) 551-3859 with any other questions.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure